AbbVie Inc (ABBV)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

ABBV shareholder since 2021

Vote for Both Simple Majority Vote Proposals, Proposals 4 and 5

These 2 proposals have the potential of increasing the market capitalization of ABBV by $1 Billion. A $1 billion increase in market capitalization of ABBV is only a one/third of 1% increase in market capitalization. Even if one uses the totally unsupported figure of $10 million pulled out of the sky by ABBV to encourage more shareholders to vote for Proposal 4 it would mean a $1 dollar investment to obtain a $100 return.

According to Yahoo! Finance AbbVie Inc.’s Governance Quality Score is 8. A score of 1 indicates lower governance risk, while a 10 indicates higher governance risk.

Proposals 4 and 5 would go a long way to improve the governance of ABBV and due to the high market capitalization of ABBV even fraction of 1% increase in the capitalization of ABBV means a $1 Billion increase.

Apparently Mr. Edward Rapp, Chair of the ABBV Governance Committee, thinks it is a good bet to forgo a $1 Billion increase in ABBV market capitalization in order to save up to the totally unsupported figure of $10 million.

Please consider a vote against Mr. Edward Rapp, Chair of the Governance Committee, to send a message the he needs to get serious about encouraging more shareholders to cast ballots for Proposals 4 and 5. The retired Mr. Rapp’s only other directorship is at Xos, Inc. (XOS) – a 50-cent machinery stock.

Vote for proposal 4 and 5 to encourage the Board of $280 Billion ABBV to get out of the cellar of poor governance.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy. Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.